Mail Stop 0306


May 11, 2005



VIA U.S. MAIL AND FAX (918) 583-7442

Mr. Robert H. Nelson
Chief Financial Officer
Palweb Corporation
1613 East Fifteenth Street
Tulsa, Oklahoma 74120

	Re:	Palweb Corporation
		Form 10-KSB for the fiscal year ended May 31, 2004



Dear Mr. Nelson:

      We have reviewed your response dated May 3, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the fiscal year ended May 31, 2004

Consolidated Statements of Cash Flows - Page F-5

1. We note your response to comment 4. In accordance with paragraph
17(c) of SFAS 95, the property plant and equipment and other assets that are acquired in a business combination should be reflected separately, and in total, in one line item under cash flows from investing activities. In future filings, revise your cash flow statement to reflect the cash paid for the acquisition to include only the $3.75 million related to the property and equipment and the
$.45 million related to the inventory purchased to present the total cash outflows of $4.2 million for the acquisition of Greystone Plastics as an investing activity.

Note 14. Acquisition - Page F-17

2. We note your response to comment 6. It appears from your response that one of the purposes of the acquisition was to acquire the "positive cash flow that was already being generated from the sale of pallets at the time of your purchase of Greystone Plastics." Based on your disclosures, it appears that the purchase price of Greystone Plastics was determined at least in part based on projections of future cash flows and/or revenues, which would have been generated from the sole customer, Miller Brewing. However, you also state that you do not believe this sole customer relationship carries "any meaningful value separate and apart from the assets and management of
Plastics." Please clarify for us why you believe that this relationship does not carry any meaningful value apart from the assets and management of Plastics.

3. Further, we noted your discussion that the arrangement with Miller
Brewing was limited to a purchase order which was cancelable upon proper notice. Paragraphs 8 and 10 of EITF 02-17, as well as Example
3 of EITF 02-17 indicate that "contractual" rights described in SFAS
141 includes purchase orders and/or sales orders and should therefore be considered using the criterion outlined in paragraphs A19 and A20 of SFAS 141. Please note that SFAS 141 requires an intangible asset be recorded apart from goodwill if either the contractual-legal criteria or the separability criteria are met. Based on this guidance, tell us why you concluded that the customer relationship assets should not have been recognized apart from goodwill.








*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.


      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506, Kevin Vaughn at (202) 824-5387, or me at (202) 942-2861 if
you
have questions.



							Sincerely,



							Michele Gohlke
							Branch Chief
Mr. Robert H. Nelson
Palweb Corporation
May 11, 2005
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